

Mail Stop 4631

July 1, 2009

<u>Via U.S. mail and facsimile</u>

Mr. William Tay
President
Greenrock Ventures, Inc.
P.O. Box 42198
Philadelphia, PA 19101

> **RE: Greenrock Ventures, Inc.**
> **Form 10 filed on June 5, 2009**
> **File No. 000-53689**

Dear Mr. Tay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(1), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

2. We note William Tay's involvement with other blank check companies; for example, Voorhees Acquisition Corp. A new section should be added describing any previous blank check companies in which your management may have been involved. Include the following:

    *   Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of company, and describe any mergers or acquisitions with the blank check company.

    *   Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management's subsequent involvement in each company.

    *   Disclose whether any transaction resulted in termination of Mr. Tay's association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.

Registration Statement Cover Page

3. Please add the I.R.S. employer identification number.

Item 1. Description of Business

Reports to Security Holders

4. Please note that the address of the SEC is 100 F St. NE, Washington, DC 20549. Please revise accordingly.

Form of Acquisition

5. Please provide more detail as to how the company intends to search for a target company, addressing matters such as the approximate number of persons who will be contacted or solicited and their relationship to the company's promoters or management.

6. Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

Item 1A. Risk Factors

There may be conflicts of interest between our management and our non-management stockholders

7. We note your statement that "our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders." Please explain in greater detail how management's fiduciary duty would be compromised.

8. In addition, we note your disclosure that "[i]f we and the other blank check companies that our sole officer and director is affiliated with desire to take advantage of the same opportunity, then the officer and director that is affiliated with both companies would abstain from voting upon the opportunity." Please clarify this statement since it appears that the one sole officer/director for these blank check companies would be the same person.

Item 5. Directors and Executive Officers

9. Please identify the name and principal business of any corporation or other organization where Mr. Tay has been employed during the past five years. Also indicate any other directorships held by, or directorship nominations of, Mr. Tay in any company with a class of securities registered under the Exchange Act or Investment Company Act, and name each such company. See Item 401(e) of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered

Trading of Securities in Secondary Market

10. We note your statement that "[w]e intend that any merger we undertake would not be deemed a 'back door' registration since we would remain the reporting company and the Company that we merge with would not become a successor issuer to our reporting obligations by virtue of Commission Rule 12g-3(a)." Please clarify this statement and also explain what you mean by "back door" registration.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director